Exhibit 99.1

Davis Commodities Limited Announces Nasdaq Delisting and Continued Quotation on OTC Markets

SINGAPORE, September 21, 2026 — Davis Commodities Limited (“Davis Commodities” or the “Company”), an agricultural commodity trading company specializing in the trading of sugar, rice, and oil and fat products, today announced that The Nasdaq Stock Market LLC (“Nasdaq”) has stated that it will delist the Company’s Class A ordinary shares from The Nasdaq Stock Market.

As previously disclosed, trading in the Company’s Class A ordinary shares on Nasdaq was suspended on March 25, 2026 and has not resumed since that date. Nasdaq has stated that it will file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) to complete the delisting, and that the delisting will become effective ten days after the Form 25 is filed.

The Company’s Class A ordinary shares continue to be quoted on the OTC Markets under the symbol “DTCKF.” Shareholders may continue to obtain market quotations and trade the shares through broker-dealers that support transactions in securities quoted on OTC Markets, subject to applicable broker requirements and market conditions. There can be no assurance regarding the continued quotation of the Class A ordinary shares on OTC Markets, the development or maintenance of an active trading market, or the liquidity of any such market.

The delisting from Nasdaq does not end the Company’s reporting obligations under the U.S. Securities Exchange Act of 1934, as amended. The Company will remain an SEC-reporting company and intends to continue complying with those obligations and to provide updates regarding material developments as required by applicable law.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company specializing in the trading of sugar, rice, and oil and fat products across markets including Asia, Africa and the Middle East. The Company sources, markets and distributes commodities under its principal brands, including Maxwill and Taffy in Singapore.

The Company also provides complementary services supporting its commodity trading activities, including warehouse handling, storage and logistics services. Through its established network of commodity suppliers and logistics service providers, Davis Commodities serves customers across multiple international markets.

For more information, please visit the Company’s investor relations website at ir.daviscl.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, among other things, statements concerning the Company’s future plans, regulatory and reporting obligations, the Nasdaq delisting process, the continued quotation and trading of the Company’s Class A ordinary shares on OTC Markets, and the Company’s future business and operations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied by such statements. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties described in the Company’s filings with the SEC.

The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events, circumstances or changes in expectations, except as required by applicable law.

Investor Relations Contact

Davis Commodities Limited
Investor Relations Department
Email: investors@daviscl.com